[Letterhead of Sutherland Asbill & Brennan LLP]

February 1, 2011

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Registration Statement on Form N-2, filed on December 22, 2010
File No. 333-171330

Dear Mr. Di Stefano:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated as of January 21, 2011 with respect to the Company’s registration statement on Form N-2 (File No. 333-171330), filed with the Commission on December 22, 2010 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Cover Page

1.	Please define the terms “unitranche” and “middle-market.” In addition, please identify the Fund investments that will have economic characteristics similar to senior secured loans. Does the Fund count these investments for purposes of its 80% policy? If so, on what basis? Will the Fund invest in high yield debt, also known as “junk”? If it will, please disclose on the cover.

Vincent J. Di Stefano, Esq.

February 1, 2011

The Company has revised the cover page of the Prospectus and the disclosure set forth in the “Summary,” “Discussion of Management’s Expected Operating Plans” and “Business” sections of the Prospectus in response to the Staff’s comment.

2.	The Fund has not yet filed a Form N-54A, so it has not yet elected to be treated as a business development company; please revise the disclosure accordingly.

The Company has revised the above-referenced disclosure throughout the Prospectus in response to the Staff’s comment.

3.	Please make prominent the disclosure that the Fund has no history of public trading. See Item 1.1.i of Form N-2.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

Summary

4.	Why will Messrs. Gross and Spohler purchase Fund shares in a separate private placement?

The Company advises the Staff on a supplemental basis that Solar Senior Capital Investors LLC, an entity controlled by Messrs. Gross and Spohler, intends to purchase shares in the Company through a separate private placement, rather than in the Company’s initial public offering, in order to permit the Company to avoid the payment of any underwriting discounts or commissions on the shares sold to Solar Senior Capital Investors LLC. As Solar Senior Capital Investors LLC intends to purchase its shares at the same public offering price as investors in the Company’s initial public offering, the Company will receive greater net proceeds from the sale of shares to Solar Senior Capital Investors LLC in a private placement than if the shares were sold to Solar Senior Capital Investors LLC in the initial public offering, given that underwriting discounts and commissions will be payable on any shares sold in the Company’s initial public offering.

5.	Please disclose the Fund’s investment strategy, i.e., how the Adviser will decide which investments to make. Please provide disclosure of associated risks where appropriate. Please disclose the extent to which the Fund will invest in non-U.S. corporations, partnerships and other business entities. Please clarify that senior loans are “high risk”, or refer to them as “junk.”

The Company has revised the disclosure set forth in the “Summary” section of the Prospectus in response to the Staff’s comment.

6.	Disclosure in the Risk Factors section indicates the Fund will use leverage. Accordingly, please summarize the Fund’s leverage strategies and techniques in the strategy disclosure.

Vincent J. Di Stefano, Esq.

February 1, 2011

The Company has revised the disclosure set forth in the “Summary” and “Business” sections of the Prospectus in response to the Staff’s comment.

Solar Senior Capital, About Solar Capital Partners, Competitive Advantages and Strategy

7.	These sections are too long and too centered on marketing for the Summary section. Please shorten and summarize the disclosure.

The Company has revised the disclosure set forth in the “Summary” section of the Prospectus in response to the Staff’s comment.

Market Opportunity—Investing in private middle market senior secured debt provides an attractive risk reward profile

8.	Please delete from this section the average new issue yields for leveraged loans. Alternatively, please explain why this disclosure should be permitted. Also, since the Fund intends to make loans in amounts ranging from $5 million to $40 million, what is the relevance of comparing “loans under $100 million” with “loan tranches $500 million or greater”?

The Company has revised the disclosure set forth in the “Summary” and “Business” sections of the Prospectus in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that the comparison of default rates referenced in the Staff’s comment is based upon the relative size of an overall loan tranche issued by a borrower, portions of which may be acquired by multiple investors, rather than the relative portion of a loan tranche that may be acquired by a single investor such as the Company. The Company believes that a comparison of relative loan tranche sizes is a more appropriate way to distinguish between middle-market and large capitalization debt instruments, as they reflect the ultimate amount borrowed in the transaction.

Fees and Expenses

9.	In the paragraph of narrative disclosure following the footnotes to the fee table, state what the figures in that paragraph would have been if the returns were derived entirely from capital gains.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Risk Factors

10.	Disclosure indicates the Fund may issue debt securities or preferred stock. Please indicate in the strategy section whether the Fund plans to issue debt or preferred

Vincent J. Di Stefano, Esq.

February 1, 2011

in the 12 months succeeding effectiveness of the registration statement.

The Company has revised the disclosure set forth in the “Summary” and “Business” sections of the Prospectus in response to the Staff’s comment.

11.	Please state prominently in the strategy section of the Summary that the Fund may issue and sell its common stock at a price below NAV, and state prominently the accompanying risk of dilution.

The Company advises the Staff on a supplemental basis that it believes that it would be inappropriate, and potentially misleading to investors, to suggest that the Company has a strategy of issuing shares of its common stock below net asset value, or “NAV,” given that it neither presently intends to do so, nor is currently permitted to do so under the Investment Company Act of 1940, as amended, or the “1940 Act.” Specifically, the Company does not presently intend to issue shares of its common stock at a price below NAV during the twelve months following completion of its initial public offering. In addition, the Company lacks the stockholder approval required under the 1940 Act to permit the Company to sell its shares at prices below NAV subsequent to completion of its initial public offering.

12.	Disclosure on page 26 discusses the possibility of the Fund amending its bylaws to repeal its exemption from the Maryland Control Share Acquisition Act. Please delete the disclosure, or clarify that the Fund may not so amend its bylaws without violating Section 18(i) of the Investment Company Act of 1940. See Boulder Total Return Fund, Inc., pub. avail. November 15, 2010.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Our investments will be very risky and highly speculative …

13.	The text under this heading does not contain risk disclosure; please revise.

The Company has revised the above-referenced risk factor in response to the Staff’s comment.

Our portfolio may be concentrated …

14.	The disclosure states that the Fund’s portfolio may be “concentrated.” Please clarify whether the meaning of the term is that given by the Act. Does the Fund intend to focus its investments in specific industries? If so, please provide appropriate disclosure in the strategy section, and disclose the risks of investing in the industries.

Vincent J. Di Stefano, Esq.

February 1, 2011

The Company has revised the above-referenced risk factor in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it does not intend to operate according to any policy with respect to concentrating its investments in a particular industry or group of industries.

We may expose ourselves to risk if we engage in hedging transactions …

15.	Disclosure in this section references the risks of hedging. Please provide complementary, specific disclosure in the strategy section. Inasmuch as the Fund may implement its strategy through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

The Company has revised the disclosure set forth in the “Summary” and “Business” sections of the Prospectus in response to the Staff’s comment.

Proceeds

16.	Please state the consequences of delay in timely investing the proceeds of the offering.

The Company has revised the disclosure set forth in the “Use of Proceeds” section of the Prospectus in response to the Staff’s comment.

General

17.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre- effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

The Company acknowledges the Staff’s comment.

18.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company advises the Staff on a supplemental basis that it does not presently intend to seek any exemptive or no-action relief in connection with the Registration Statement.

19.	Response to this letter should be in the form of a pre-effective amendment filed

Vincent J. Di Stefano, Esq.

February 1, 2011

pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Company acknowledges and has complied with the Staff’s comment.

20.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

21.	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

Vincent J. Di Stefano, Esq.

February 1, 2011

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Nicholas Radesca / Solar Senior Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP